United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.)*

Aligos Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

01626L105

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01626L105	Schedule 13G	Page 1 of 4

1	Names of Reporting Persons Leonid Beigelman
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,797,350
	6	Shared Voting Power 0
	7	Sole Dispositive Power 1,797,350
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,797,350
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 5.1%
12	Type of Reporting Person IN

CUSIP No. 01626L105	Schedule 13G	Page 2 of 4

ITEM 1.	(a) Name of Issuer:

Aligos Therapeutics, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

One Corporate Drive, 2nd Floor

South San Francisco, CA 94080

ITEM 2.	(a) Name of Person Filing:

This statement is filed on behalf of Leonid Beigelman (the “Reporting Person”).

(b)	Address or Principal Business Office:

The business address of the Reporting Person is c/o Aligos Therapeutics, Inc., One Corporate Drive, 2nd Floor, South San Francisco, CA 94080.

(c)	Citizenship of each Reporting Person is:

The Reporting Person is a citizen of the United States.

(d)	Title of Class of Securities:

Common stock, par value $0.0001 per share (“Common Stock”).

(e)	CUSIP Number:

01626L105

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

The ownership information below represents beneficial ownership of voting Common Stock of the Issuer as of December 31, 2020, based upon 35,025,572 shares of voting Common Stock outstanding as of November 25, 2020, based on the quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 25, 2020.

CUSIP No. 01626L105	Schedule 13G	Page 3 of 4

(a)	Amount beneficially owned:

Consists of (i) 1,026,991 shares of Common Stock held of record by the Reporting Person; (ii) 69,744 shares of Common Stock held by the Beigelman 2020 Grantor Retained Annuity Trust dated June 25, 2020; (iii) 69,744 shares of Common Stock held by the Lozovsky 2020 Grantor Retained Annuity Trust dated June 25, 2020; (iv) 35,408 shares of Common Stock held by the Dina Beigelman Irrevocable Trust, dated July 2, 2020; (v) 35,408 shares of Common Stock held by the Victor Beigelman 2020 Irrevocable Trust, dated July 2, 2020; (vi) 236,347 shares of Common Stock held by the Beigelman and Lozovsky Living Trust; (vii) 18,355 shares of Common Stock held by the Dina Beigelman Irrevocable Trust; (viii) 18,355 shares of Common Stock held by the Victor Beigelman Irrevocable Trust; and (ix) 286,998 shares of Common Stock issuable upon the exercise of stock options held by the Reporting Person that are exercisable or will become exercisable within 60 days of December 31, 2020.

(b)	Percent of class: 5.1%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,797,350

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,797,350

(iv)	Shared power to dispose or to direct the disposition of: 0

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 01626L105	Schedule 13G	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 11, 2021

Leonid Beigelman

/s/ Leonid Beigelman